UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒	Form 10-K	☐	Form 20-F	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q
	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR	☐

For Period Ended: December 31, 2021

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: ________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

indie Semiconductor, Inc.
Full Name of Registrant

Former Name if Applicable

32 Journey
Address of Principal Executive Office (Street and Number)

Aliso Viejo, California 92656
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

indie Semiconductor, Inc. (the “Company”) is not in a position to complete and file its Annual Report on Form 10-K for the period ended December 31, 2021 (the “Form 10-K”) in a timely manner without unreasonable effort or expense. Due to the significant activities of the Company during the period covered by the Form 10-K, which include the consummation of the business combination between Thunder Bridge Acquisition II, Ltd. and Ay Dee Kay LLC, public listing on The Nasdaq Global Market as well as the completion and integration of two international acquisitions, all facilitated by the Company’s growing but limited accounting and finance personnel, additional time is needed to complete its financial statements. As a result, the Company’s independent registered public accounting firm has been unable to complete its audit procedures and the Company will continue to report material weaknesses related to its internal controls over financial reporting. Such material weaknesses have not resulted in any material misstatements or omissions in previously reported financial statements and the Company is actively taking steps to remedy such issues, including adding personnel and implementing a more advanced accounting system.

The Company intends to file its Annual Report on Form 10-K as soon as reasonably practicable on or before the fifteenth calendar day following the prescribed due date. Importantly, the Company does not expect any material changes to its previously reported preliminary financial results for the quarter or year ended December 31, 2021, other than reclassifications within certain non-cash balance sheet line items, primarily related to intangible assets and goodwill.

PART IV - OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

Thomas Schiller	949	608-0854
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒    No ☐

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐    No ☒

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

indie Semiconductor, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2022	By:	/s/ Thomas Schiller
Thomas Schiller
		Title:	Chief Financial Officer and EVP of Strategy

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).